Western Digital Corporation 20511 Lake Forest Drive Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden
Executive Vice President
Chief Financial Officer
February 25, 2009
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation
Form 10-K for Fiscal Year Ended June 27, 2008
Filed August 20, 2008
Form 10-Q for the Quarterly Period Ended December 26, 2008
Filed January 29, 2009
Form 8-K filed December 17, 2008
File No. 001-08703
Ladies and Gentlemen:
          We received your letter dated February 12, 2009 (the “Letter”), setting forth an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our response to the specific comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in bold prior to the response to the comment.
Form 10-Q for the Quarterly Period Ended December 26, 2008
Note 9, Restructuring, page 12
1.	We note in your response to our prior comment 2 that you determined a triggering event occurred in the second quarter of fiscal 2009 resulting in a reassessment of goodwill, which you expected to complete prior to filing the Form 10-Q for the second quarter of fiscal 2009. We have reviewed the December 26, 2008 Form 10-Q and note that no impairment of goodwill was recorded. Provide us with the details of your impairment analysis that supports the current value of your goodwill. Further, we note that in December 2008 the Company announced a restructuring plan that includes the closure of one of the hard drive manufacturing facilities in Thailand and the closure or disposal of one of the substrate manufacturing facilities in Malaysia, both of which were acquired as part of the Komag acquisition, which contributed to a significant amount of the goodwill balance. Please explain further how you considered this restructuring plan when analyzing your goodwill for impairment.
Response:
We have one reporting unit which is our single operating segment, the hard drive business, for purposes of testing goodwill for impairment in accordance with SFAS 142. In the first step of the goodwill impairment test, we determined that the fair value of our single reporting unit exceeded its carrying amount. Therefore, we concluded that goodwill was not impaired, and the second step of the impairment test was not required. To determine the fair value of the reporting unit, we used the market approach based on our market capitalization plus a control premium at a valuation date of December 26, 2008. Given the volatility in the capital markets, we used an average market capitalization based on share prices and the respective outstanding shares for eight trading days before and eight trading days after the valuation date. The control premium added to our average market capitalization was based on the median of control premium percentages from ten non-hostile acquisition transactions completed during the years 2005 through 2008 where the target was a public company within the U.S. storage/hard disk drive industry. This control premium was applied to our average market capitalization. The summary of the calculation is as follows:

U.S. Securities and Exchange Commission
February 25, 2009

in millions, except share price*

Calculation of Fair Value
Average share price	$12.16
Outstanding shares	222.5

Market capitalization	$2,706
Control premium at 35.7%**	$966

Fair value	$3,671

Carrying Amount
Shareholders’ equity (carrying amount)	$2,921

Fair value > carrying amount	$750

*	all data is as of December 26, 2008 except the average share price which represents the average closing share price eight trading days before and eight trading days after December 26, 2008.

**	fair value exceeds carrying value at a control premium of 8.0% or greater.
Please note that the Komag acquisition was an acquisition of an existing vendor and component manufacturer, whose operations were fully integrated into the hard drive manufacturing process. As such, the acquisition of Komag did not create a separate and distinct reporting unit. The Malaysia facility being closed or disposed of was one of several facilities acquired from Komag and activities conducted at this facility are also performed at another facility which was acquired from Komag. The Thailand facility that is being closed was not part of the Komag acquisition. It is one of several pre-existing hard drive assembly facilities. We considered our restructuring plan when analyzing our goodwill for impairment and determined that it did not change how management views the company with respect to reporting units. Therefore, we continue to have one reporting unit to which goodwill is assigned which is our operating segment, the hard drive business. We also considered the guidance in paragraph 29 of SFAS 142, which states that long-lived asset impairment testing under SFAS 144 is to be performed, and any impairment loss recognized, prior to the goodwill impairment test. Accordingly, we incorporated the impact of the restructuring plan and related long-lived asset impairment charges in determining the carrying amount of our single reporting unit in the first step of the goodwill impairment assessment. Subsequent to our quarter ended December 26, 2008, our stock price has further recovered to a closing price as of February 25, 2009 of $14.55.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,
Western Digital Corporation

By: Name:	/s/ Timothy M. Leyden Timothy M. Leyden
Title:	Executive Vice President and Chief Financial Officer
cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP